UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 6)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Western Prospector Group Ltd.
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Khan Resources Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
959262 10 6
(CUSIP Number of Class of Securities (if applicable))
Paul D. Caldwell
Chief Financial Officer and Corporate Secretary
Khan Resources Inc.
141 Adelaide Street West, Suite 1007
Toronto, Ontario, Canada M5X 1B1
Telephone: (416) 363-3405
Facsimile: (416) 360-3417
with a copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
May 12, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
The disclosure documents set forth below are attached immediately following this page:
1.	Press release dated May 11, 2008[1]

2.	Advertisement dated May 12, 2008[1]

3.	Offer to Purchase and Circular dated May 12, 2008[1]

4.	Letter of Transmittal[1]

5.	Notice of Guaranteed Delivery[2]

6.	Notice of Extension dated June 19, 2008[3]

7.	Notice of Extension dated July 10, 2008

[1]	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2008.

[2]	Previously furnished on the filing person’s Form CB (Amendment No. 1) submitted to the SEC on May 12, 2008.

[3]	Previously furnished on the filing person’s Form CB (Amendment No. 5) submitted to the SEC on June 20, 2008.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Khan may, in Khan’s sole discretion, take such action as Khan may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence. No securities regulatory authority has expressed an opinion about Khan’s securities and it is an offence to claim otherwise.

July 10, 2008

NOTICE OF EXTENSION
by

of its

OFFER TO PURCHASE
all of the outstanding Common Shares
(together with associated rights issued under the shareholder rights plan)
of

WESTERN PROSPECTOR GROUP LTD.
on the basis of 0.685 of a Khan common share
for each common share of Western Prospector

Khan Resources Inc. (“Khan”) hereby gives notice that it is amending and supplementing its offer dated May 12, 2008 (the “Original Offer”), as amended and supplemented by the notice of extension dated June 19, 2008 (the “First Extension Notice”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Western Prospector Group Ltd. (“Western Prospector”), including common shares that may become outstanding after the date of the Original Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector (other than SRP Rights (as hereinafter defined)) that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Western Prospector (collectively, the “Common Shares”), on the basis of 0.685 of a Khan Common Share for each Common Share, in order to, among other things, extend the expiry of the Offer to 8:00 p.m. (Toronto time) on July 25, 2008, as described in detail below.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JULY 25, 2008, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

This notice of extension (the “Notice of Extension”) should be read in conjunction with the Original Offer and accompanying circular dated May 12, 2008 (the “Original Circular”, and together with the Original Offer, the “Original Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, each as amended and supplemented by the First Extension Notice. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended and supplemented by the First Notice Extension, remain unchanged.

The Information Agent and Depositary for the Offer is Kingsdale Shareholder Services Inc. The contact details for the Information Agent and Depositary are provided at the end of this document.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Original Offer and Circular or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on PINK paper) that accompanied the Original Offer and Circular or a manually signed facsimile thereof; or (2) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Questions and requests for assistance may be directed to the Information Agent and Depositary. Additional copies of this Notice of Extension, the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension Notice may be obtained without charge on request from the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders”.

An “Ineligible US Shareholder” means a Shareholder for which the investment decision to deposit Common Shares under the Offer is made by a resident of a US state or other US jurisdiction in which Khan is not satisfied, in its sole discretion, that Khan Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements (without limitation of the foregoing, an “Ineligible US Shareholder” shall include any Shareholder who is a resident of the United States (other than a resident of the State of New York) and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective US jurisdiction).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom

Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

The Offer is made for the securities of a Canadian issuer and the Original Offer and Circular, the First Extension Notice and this Notice of Extension have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the Original Offer and Circular, the First Extension Notice and/or this Notice of Extension have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan’s officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named herein and in the Original Offer and Circular and the First Extension Notice may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.

Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender Common Shares under the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to you in exchange for such Common Shares shall also bear a US Securities Act restrictive legend.

You should be aware that Khan or its affiliates, directly or indirectly, may bid for and make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations. See Section 12 of the Offer, “Market Purchases”.

Shareholders in the United States should be aware that the disposition of Common Shares and the acquisition of Khan Common Shares by them as described herein and in the Original Offer and Circular and the First Extension Notice may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Original Offer and Circular or the First Extension Notice and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS
AND OTHER RIGHTS TO ACQUIRE COMMON SHARES

The Offer is made only for Common Shares and is not made for any Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

If any holder of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares does not exercise such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares prior to the Expiry Time, such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an Option, Warrant or other right to acquire Common Shares will become an option, warrant or right to acquire a number of Khan Common Shares, as determined in accordance with the terms of the Option, Warrant or such other securities.

The tax consequences to holders of Options, Warrants or other securities of exercising, converting or exchanging, as applicable, their Options, Warrants or other securities are not described in “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular. Holders of Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Notice of Extension, the First Extension Notice, and the Original Offer and Circular, including the Schedules attached thereto, the unaudited pro forma consolidated financial statements of Khan, some of the information incorporated by reference in this Notice of Extension, the First Extension Notice and the Original Offer and Circular, statements made in the Circular under Section 4, “Strategic Rationale and Benefits of the Offer and Proposed Combination”, Section 5, “Purpose of the Offer and Plans for Western Prospector”, Section 7, “Source of Offered Consideration”, Section 8, “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” and Section 20, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Khan that are not historical facts, are “forward-looking statements” and “forward-

looking information” under applicable Canadian and United States securities laws, including information concerning the proposed transaction and the business, operations and financial performance and condition of Khan and Western Prospector (together, the “Combined Company”) and estimated production, costs and mine life of the various mineral projects of Khan or Western Prospector. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to the companies, information contained herein and in the Original Offer and Circular and the First Extension Notice and incorporated by reference herein and/or therein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Khan will be successful in acquiring 100% of the outstanding Common Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Khan and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the impact of Mongolian mineral laws on Khan’s and Western Prospector’s licenses, operations and capital structure; Western Prospector’s, Khan’s and the Combined Company’s ability to renew existing licenses; the actual results of current exploration activities; political instability and delays in obtaining governmental approvals or financing or in the completion of development and construction activities; changes in market conditions; variations in ore grade or recovery rates; risks relating to international operations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents; disruptions in the credit markets; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risks arising from holding derivative instruments, if any; changes in the worldwide price of certain commodities such as uranium, coal, fuel, electricity and fluctuations in resource prices, currency exchange rates and interest rates; inflationary pressures; legislative, political, social and economic developments or changes in jurisdictions in which Khan and Western Prospector carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with mining or development activities, including conducting such activities in remote locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; the risks involved in the exploration, development and mining business; the Khan Common Shares issued in connection with the Offer having a market value lower than expected; the businesses of Khan and Western Prospector not being integrated successfully or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular, “Purpose of the Offer and Plans for Western Prospector” in Section 5 of the Circular, and “Business Combination and Other Risks” in Section 6 of the Circular; as well as those risk factors discussed or referred to in the annual and interim management’s discussion and analyses and Annual Information Form for Khan and the annual management’s discussion and analysis for Western Prospector filed with certain securities regulatory authorities in Canada and available under each of Khan’s and Western Prospector’s profiles on SEDAR at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Khan and the combination of Khan and Western Prospector. Additional factors are noted elsewhere in this Notice of Extension and in the Original Offer and Circular and the First Extension Notice and in the documents incorporated herein and therein by reference.

Although Khan has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Khan disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue

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reliance on forward-looking statements. Any forward-looking statements related to Western Prospector are derived from Western Prospector’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING WESTERN PROSPECTOR

Except as otherwise indicated, the information concerning Western Prospector contained in this Notice of Extension and in the Original Offer and Circular and the First Extension Notice has been taken from or is based exclusively upon Western Prospector’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Western Prospector has not reviewed this Notice of Extension, the Original Offer and Circular or the First Extension Notice and has not confirmed the accuracy and completeness of the information in respect of Western Prospector contained herein and therein. Although Khan has no knowledge that would indicate that any statements contained in this Notice of Extension or in the Original Offer and Circular or the First Extension Notice concerning Western Prospector taken from or based upon such documents and records are untrue or incomplete, neither Khan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Western Prospector’s financial statements, or for any failure by Western Prospector to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Western Prospector. Khan has no means of verifying the accuracy or completeness of any of the information contained in this Notice of Extension or in the Original Offer and Circular or the First Extension Notice that is derived from Western Prospector’s publicly available documents or records or whether there has been any failure by Western Prospector to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “Cdn$”, “$” or “dollars” in this Notice of Extension refer to Canadian dollars and all references to “US$” in this Notice of Extension refer to United States dollars. Khan’s financial statements that are incorporated by reference in the Original Offer and Circular, and Khan’s pro forma consolidated financial statements contained in the Original Offer and Circular, in each case as amended and supplemented by the First Extension Notice, are reported in United States dollars and are prepared in accordance with Canadian GAAP.

EXCHANGE RATES

On July 10, 2008, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.0102.

The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Six Months	Fiscal	Fiscal
	Ended	Year Ended	Year Ended
	March 31, 2008	September 30, 2007	September 30, 2006

Closing(1)	$1.0279	$0.9963	$1.1153
Average(2)	$0.9927	$1.1137	$1.1425

(1)	Represents the noon rates of exchange as reported by the Bank of Canada on the last trading day of the period.

(2)	Calculated as an average of the daily noon rates of exchange for each period as reported by the Bank of Canada.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Notice of Extension and in the Original Offer and Circular and the First Extension Notice, including information incorporated by reference herein and therein, and disclosure documents of Khan that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (“SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Khan contained in this Notice of Extension and in the Original Offer and Circular and the First Extension Notice, including information incorporated by reference herein and therein, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

NOTICE OF EXTENSION

July 10, 2008

TO:  THE HOLDERS OF COMMON SHARES OF WESTERN PROSPECTOR GROUP LTD.

This Notice of Extension amends and supplements the Original Offer and Circular, as amended and supplemented by the First Extension Notice, pursuant to which Khan is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares of Western Prospector, including Common Shares that may become issued and outstanding after the date of the Original Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of Options, Warrants or other securities of Western Prospector (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, together with the associated SRP Rights, on the basis of 0.685 of a Khan Common Share for each Common Share, in order to, among other things, extend the expiry of the Offer to 8:00 p.m. (Toronto time) on July 25, 2008, as described in detail below.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, each as amended and supplemented by the First Extension Notice, remain unchanged. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, in each case as amended and supplemented by the First Extension Notice and this Notice of Extension.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the First Extension Notice and this Notice of Extension mean the Original Offer, as amended and supplemented by the First Extension Notice and this Notice of Extension, and all references in such documents to the “Circular” mean the Original Circular, as amended and supplemented by the First Extension Notice and this Notice of Extension.

1.	Extension of the Offer

By notice given to the Depositary on July 10, 2008, Khan has extended the expiry time of the Offer to 8:00 p.m. (Toronto time) on July 25, 2008. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular, as amended and supplemented by the First Extension Notice, is deleted in its entirety and replaced by the following definition:

“Expiry Date” means July 25, 2008, or such later date or dates as may be fixed by Khan from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Khan;

In addition, all references to Tuesday, July 15, 2008 or July 15, 2008 in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the First Extension Notice, are amended to refer to Friday, July 25, 2008 or to July 25, 2008, respectively.

2.	Recent Developments

Shareholder Rights Plan

On July 10, 2008, Western Prospector advised Khan that it had irrevocably waived the application of its Shareholder Rights Plan in respect of the Offer, as amended or supplemented from time to time, and Khan’s take up of Common Shares thereunder.

Other Developments

Since Khan announced the initial extension of its Offer on June 19, 2008, Western Prospector has not made any announcements which have been material to the viability of the Offer or to its underlying value proposition. Western Prospector has not given any indication that it is in negotiations regarding any transaction or strategic alternative, nor has it made a public announcement of any process that it is or may be running (such as opening a data room for potential acquirors).

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On July 9, 2008, Khan engaged the services of Haywood Securities Inc. (“Haywood”) to act as financial advisor primarily to provide assistance with the solicitation of acceptances of the Offer. Haywood will be reimbursed by Khan for its reasonable out-of-pocket expenses. In addition, Haywood will be indemnified against certain liabilities relating to its provision of services to Khan in connection with the Offer.

Khan has agreed to pay Haywood a fixed fee if at least 50% of the Common Shares of Western Prospector are validly deposited and taken up by Khan under the Offer and an additional fixed fee if over 90% of the Common Shares of Western Prospector are validly deposited and taken up by Khan under the Offer.

3.	Time for Acceptance

The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 25, 2008, unless the Offer is further extended or withdrawn.

Subject to the limitations hereinafter described, Khan reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to further extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Khan shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSXV and the TSX.

4.	Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

5.	Take Up of and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, Khan will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn as set out in Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”. Details concerning the conditions of the Offer are set out in Section 4 of the Offer, “Conditions of the Offer”.

6.	Withdrawal of Deposited Common Shares

Shareholders have a right to withdraw Common Shares deposited under the Offer at any time before the Common Shares have been taken up by Khan under the Offer and in the other circumstances and in the manner set out in Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

7.	Other Amendments to Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended and supplemented by the First Extension Notice, are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Extension.

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Furthermore, the section entitled “Summary of the Offer — Shareholder Rights Plan” in the Original Offer and Circular, as amended and supplemented by the First Extension Notice, is amended by adding the following paragraph at the end of such section:

“On July 10, 2008, Western Prospector advised Khan that it had irrevocably waived the application of its Shareholder Rights Plan in respect of the Offer, as amended or supplemented from time to time, and Khan’s take up of Common Shares thereunder.”

The above paragraph is also added at the end of Section 19 of the Circular, “Shareholder Rights Plan”.

In addition, the section entitled “Summary of the Offer — Information Agent and Depositary” in the Original Offer and Circular, as amended and supplemented by the First Extension Notice, is amended by adding the following paragraph immediately after the second paragraph of such section:

“On July 9, 2008, Khan engaged the services of Haywood Securities Inc. (“Haywood”) to act as financial advisor primarily to provide assistance with the solicitation of acceptances of the Offer. Haywood will be reimbursed by Khan for its reasonable out-of-pocket expenses. In addition, Haywood will be indemnified against certain liabilities relating to its provision of services to Khan in connection with the Offer. Haywood will receive certain fees depending on the number of Common Shares validly deposited and taken up by Khan under the Offer.”

Furthermore, the third paragraph in Section 23 of the Circular, “Information Agent and Depositary”, is deleted in its entirety and the following paragraphs are added in its place:

“On July 9, 2008, Khan engaged the services of Haywood Securities Inc. (“Haywood”) to act as financial advisor primarily to provide assistance with the solicitation of acceptances of the Offer. Haywood will be reimbursed by Khan for its reasonable out-of-pocket expenses. In addition, Haywood will be indemnified against certain liabilities relating to its provision of services to Khan in connection with the Offer.

Khan has agreed to pay Haywood a fixed fee if at least 50% of the Common Shares of Western Prospector are validly deposited and taken up by Khan under the Offer and an additional fixed fee if over 90% of the Common Shares of Western Prospector are validly deposited and taken up by Khan under the Offer.

Except as set out above, Khan will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Khan may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).”

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Directors’ Approval

The contents of this Notice of Extension have been approved, and the sending, communication or delivery of this Notice of Extension to the securityholders of Western Prospector has been authorized, by the board of directors of Khan.

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APPROVAL AND CERTIFICATE

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the securityholders of Western Prospector Group Ltd. has been authorized, by the board of directors of Khan Resources Inc.

The foregoing, together with the Original Offer and Circular, as amended and supplemented by the First Extension Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: July 10, 2008

(signed) Martin Quick	(signed) Paul Caldwell
Martin Quick	Paul Caldwell
President and Chief Executive Officer	Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) James Doak	(signed) Grant Edey
James Doak	Grant Edey
Director	Director

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The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-866-581-0510

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document
1.1	Press release dated May 28, 2008[1]

1.2	Press release dated June 3, 2008[2]

1.3	Press release dated June 19, 2008[3]

1.4	Press release dated July 10, 2008

2.1	The filing person’s Annual Information Form for the fiscal year ended September 30, 2007 dated December 18, 2007[4]

2.2	The filing person’s management information circular dated January 10, 2008 prepared in connection with the annual meeting of shareholders of the filing person held on February 14, 2008[4]

2.3	The filing person’s audited consolidated financial statements and the notes thereto as at September 30, 2007 and 2006 and for each of the fiscal years ended September 30, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto[4]

2.4	The filing person’s comparative unaudited consolidated financial statements and the notes thereto as at March 31, 2008 and for the six month periods ended March 31, 2008 and 2007, together with the management’s discussion and analysis relating thereto[4]

2.5	The filing person’s material change report filed on May 16, 2008, respecting the offer to acquire common shares of Western Prospector Group Ltd.[5]

[1]	Previously furnished on the filing person’s Form CB (Amendment No. 3) submitted to the SEC on May 28, 2008.
[2]	Previously furnished on the filing person’s Form CB (Amendment No. 4) submitted to the SEC on June 3, 2008.
[3]	Previously furnished on the filing person’s Form CB (Amendment No. 5) submitted to the SEC on June 20, 2008.
[4]	Previously furnished on the filing person’s Form CB submitted to the SEC on May 12, 2008.
[5]	Previously furnished on the filing person’s Form CB (Amendment No. 2) submitted to the SEC on May 19, 2008.
PART III – CONSENT TO SERVICE OF PROCESS
The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 12, 2008.

PART IV – SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAN RESOURCES INC.
/s/ Paul D. Caldwell
Name:	Paul D. Caldwell
Title:	Chief Financial Officer and Corporate Secretary
July 11, 2008